Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 6 DATED DECEMBER 16, 2022
TO THE PROSPECTUS DATED JULY 26, 2022

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated July 26, 2022 as supplemented by supplement no. 1 dated August 15, 2022, supplement no. 2 dated September 16, 2022, supplement no. 3 dated September 27, 2022, supplement no. 4 dated October 17, 2022 and supplement no. 5 dated November 15, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of January 1, 2023;
•the calculation of our November 30, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•updated risks related to an investment in us;
•information regarding a recently designated class of our preferred stock;
•information regarding a private offering;
•declaration of distributions for the month of December; and
•updated experts information.

January 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of January 1, 2023 (and repurchases as of December 31, 2022) is as follows:

Transaction Price (per share)
Class T	$19.9945
Class D	$19.9945
Class I	$19.9945
Class A	$19.9945

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2022 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The November 30, 2022 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of November 30, 2022 (Class T, Class D, Class I, and Class A) as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of November 30, 2022 and October 31, 2022:

	As of
Components of NAV*	November 30, 2022	October 31, 2022
Investments in Multifamily Operating Properties	$2,399,539,386	$2,327,260,768
Investments in Multifamily Development Properties	125,819,801	231,582,110
Investments in Real-estate Related Structured Investments	62,580,831	53,943,070
Investments in Land Held for Development	77,986,375	77,938,885
Operating Company and Other Net Current Assets	9,493,196	14,660,855
Cash and Cash Equivalents	11,455,051	14,465,047
Secured Real Estate Financing	(1,153,768,110)	(1,142,585,408)
Subordinated Unsecured Notes	(43,393,000)	(43,443,000)
Preferred Equity	(127,064,852)	(127,124,852)
Accrued Performance Participation Allocation	(24,639,165)	(30,297,984)
Net Asset Value	$1,338,009,513	$1,376,399,491
Fully-diluted Shares/Units Outstanding	66,918,871	66,905,811

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2022 and October 31, 2022:

	Class
	T	D	I	A	OP(1)	Total
As of November 30, 2022
Monthly NAV	$93,280,093	$516,216	$73,225,644	$537,873,431	$633,114,129	$1,338,009,513
Fully-diluted Outstanding Shares/Units	4,665,287	25,818	3,662,289	26,901,066	31,664,411	66,918,871
NAV per Fully-diluted Share/Unit	$19.9945	$19.9945	$19.9945	$19.9945	$19.9945
As of October 31, 2022
Monthly NAV	$93,393,303	$280,619	$72,286,501	$556,656,626	$653,782,442	$1,376,399,491
Fully-diluted Outstanding Shares/Units	4,539,783	13,641	3,513,796	27,058,687	31,779,904	66,905,811
NAV per Fully-diluted Share/Unit	$20.5722	$20.5722	$20.5722	$20.5722	$20.5722

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the November 30, 2022, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.14%	4.79%
Development Assets	6.00%	4.50%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value.
A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.4%	2.3%
	0.25% increase	(2.4)%	(2.2)%
Exit Capitalization Rate	0.25% decrease	4.1%	4.4%
	0.25% increase	(3.5)%	(4.0)%

* Presented as adjusted for our economic ownership percentage in each asset.

Risk Factors

The following risk factor supplements the risk factors appearing in the prospectus.

Holders of our preferred stock will have dividend, liquidation and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock with liquidation, dividend and other rights that are senior to those of our common stock. We have classified and designated 12,800,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2019 preferred stock. The outstanding shares of our Series 2019 preferred stock are entitled to receive a preferred dividend equal to a 5.5% (subject to an increase to 6.0% in certain circumstances) per annum cumulative but not compounded return. As of September 30, 2022, we had 12,717,485 shares of Series 2019 preferred stock outstanding.

On December 13, 2022, we classified and designated 10,000,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2023 preferred stock which we are offering for sale through a best-efforts private placement offering of up to $100,000,000 to accredited investors only. The Series 2023 preferred stock will be entitled to receive a preferred dividend equal to a 6.0% (subject to an increase to 6.25% and 6.50% in certain circumstances) per annum cumulative but not compounded return on invested capital on the purchase price of $10.00. Because the offering of the Series 2023 preferred stock is being made without a firm commitment for any purchase of the preferred stock, we can provide no assurances as to how many, if any, shares of preferred stock we will issue.

Holders of the Series 2019 preferred stock and the Series 2023 preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, or the redemption of our common stock and a liquidation preference of $10.00 per share plus any accrued and unpaid distributions before any payment is made to holders of our common stock upon our voluntary or involuntary liquidation, dissolution or winding up. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock.

Preferred Stock

    On December 13, 2022, we classified and designated 10,000,000 shares of our authorized but unissued preferred stock as shares of non-voting Series 2023 preferred stock. The Series 2023 preferred stock, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the company, ranks senior to the common stock, and on parity with our Series 2019 preferred stock.

Stockholders of the Series 2023 preferred stock are entitled to, when and as authorized by our board of directors and declared by the company, cash dividends at the rate of 6.0% per annum of $10.00 per share (equivalent to a fixed annual rate of $0.60 per share). Commencing July 1, 2027, such rate will increase to 6.25% per annum of $10.00 per share (equivalent to a fixed annual rate of $0.625 per share) and commencing July 1, 2028, such rate will increase to 6.50% per annum of $10.00 per share (equivalent to a fixed annual rate of $0.650 per share). Dividends will accrue and be cumulative from and including the first date on which the Series 2023 preferred stock is issued.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the company, the stockholders of Series 2023 preferred stock will be entitled to receive a liquidation preference of $10.00 (the “Purchase Price”), plus any accrued and unpaid dividends (whether or not authorized or declared) thereon to and including the date of payment, before any payments are made to the holders of the common stock.

We must redeem the Series 2023 Preferred Stock for cash at a redemption price per share equal to the Purchase Price plus any accrued and unpaid dividends thereon to, and including, the redemption date, to the extent there are funds legally available therefor on June 30, 2027, which date may be extended by two one-year extension options.

Amendment to Operating Partnership Agreement

On December 13, 2022, we, as the sole member of the sole general partner of the Operating Partnership, executed the Fourth Amendment to the Partnership Agreement to be effective as of December 1, 2022, among other things, creating a series of preferred units (the “Series 2023 Preferred Units”) that mirror the rights and preferences of the Series 2023 preferred stock. The proceeds from the sale of the Series 2023 Preferred Stock will be contributed by us to the Operating Partnership in exchange for up to 10,000,000 Series 2023 Preferred Units.

Private Offering

On December 13, 2022, we launched a best-efforts private placement offering exempt from registration pursuant to Rule 506(b) of Regulation D of the Securities Act pursuant to which we are offering shares of our Series 2023 preferred stock to accredited investors only. In connection with the private offering, we entered a managing broker dealer agreement with an unaffiliated third party to act as the managing broker dealer for the private offering. Pursuant to the terms of the managing broker dealer agreement, the managing broker dealer will receive selling commissions in an amount up to 6% of the gross offering proceeds from the private offering, which it will reallow to selling group members, and a placement fee in an amount up to 3% of the gross offering proceeds from the private offering, which it will reallow, in whole or in part, to certain wholesalers which are internal to affiliates of our advisor. We will be responsible for paying all of the expenses associated with the private offering and anticipate that total offering expenses will be approximately $250,000 if the maximum offering amount is raised. The managing broker dealer agreement requires us to indemnify the managing broker dealer with respect to liabilities, including certain civil liabilities under the Securities Act, which may arise in connection with the private offering.

Declaration of Distributions

On December 15, 2022, our board of directors declared a distribution for the month of December of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on December 31, 2022, to be paid in January 2023.

Experts

The statements included in this supplement under “November 30, 2022 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this supplement given the authority of such firm as experts in real estate valuations.

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